F-1


                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                             Page


Bradley Pharmaceuticals, Inc. and Subsidiaries

  Report of Independent Certified Public Accountants          F-2

  Consolidated Balance Sheets at December 31, 1997
      and 1996                                                F-3

  Consolidated Statements of Income for the
      Years Ended December 31, 1997 and 1996                  F-5

  Consolidated Statement of Shareholders' Equity for the
      Years Ended December 31, 1997 and 1996                  F-6

  Consolidated Statements of Cash Flows for the
      Years Ended December 31, 1997 and 1996                  F-7

  Notes to Consolidated Financial Statements               F-8 - F-28



                 REPORT OF INDEPENDENT CERTIFIED
                       PUBLIC ACCOUNTANTS



Board of Directors and Shareholders
Bradley Pharmaceuticals, Inc.


We have audited the accompanying consolidated balance sheets of Bradley Pharmaceuticals, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bradley Pharmaceuticals, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations, and their consolidated shareholders' equity and their consolidated cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




GRANT THORNTON LLP

Parsippany, New Jersey
March 18, 1998






NOTE A - ORGANIZATION AND SUMMARY OF ACCOUNTING POLICIES


Bradley Pharmaceuticals, Inc. (the "Company") is a New Jersey corporation founded in 1985. The Company's primary business activity is the manufacturing and marketing of various pharmaceutical and dermatological products, which have been acquired through the purchase of trademark rights and patents.

A summary of the significant accounting policies of the Company applied in the preparation of the accompanying consolidated financial statements follows:

1.  Principles of Consolidation

The consolidated financial statements include the accounts of Bradley Pharmaceuticals, Inc. and its wholly-owned subsidiary, Doak Dermatologics Inc. ("Doak"), acquired February 1, 1994 (Note
C) and its wholly-owned foreign sales corporation, Bradley Pharmaceuticals Overseas, Ltd., formed in February 1995, and its wholly-owned subsidiary, Bradley Pharmaceuticals (Canada) Inc., formed in June 1996. All intercompany transactions have been eliminated in consolidation.

2.  Inventory

Inventory, consisting principally of finished goods, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

3.  Prepaid Samples and Materials

The   Company   capitalizes  product  samples   and   promotional
materials.   These items are charged to operations in the  period
in which they are distributed to customers.

4.  Depreciation

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives using the straight-line and accelerated methods over a period of five to seven years for equipment and ten years for leasehold improvements.

5.  Intangible Assets

The costs of noncompete agreements, goodwill, license agreements, and purchased trademarks and patents are capitalized and amortized on a straight-line basis to operations over their estimated useful lives or statutory lives, whichever are shorter. The estimated lives for trademarks are 10 to 40 years (See Note B for discussion of a change in estimate).

The estimated amortization periods for other intangible assets are as follows: 10 to 20 years for goodwill, 10 years for license agreements, 17 years (or the remaining life at the time of purchase, if shorter) for patents and 3 years for noncompete agreements.






The Company has adopted Statement of Financial Accounting Standards No. 121, "Impairment of Long-Lived Assets to be Disposed Of." Accordingly, whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable, management assesses the recoverability of the asset. Management compares the cash flows, on an undiscounted basis, expected to be generated from the related assets to the carrying amounts to determine whether an impairment has occurred. It is reasonably possible that the actual cash flows that result will be insufficient to recover the carrying amount of certain of these intangibles. No impairment loss was recorded for 1997 or 1996.

6.  Cash and Cash Equivalents

Cash and cash equivalents include investments in highly liquid securities having an original maturity of three months or less at the time of purchase.

7.  Certain Concentrations

The Company is potentially subject to concentrations of credit risk, which consist principally of cash and cash equivalents and trade accounts receivable. The cash and cash equivalent balances at December 31, 1997 were principally held by one institution, and are in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit. Concentration of credit risk with respect to accounts receivable is generally limited due to the Company's large, diverse customer base. However, at December 31, 1997 and 1996, two wholesale customers accounted for approximately 44% and 59%, respectively, of the total accounts receivable balance.

Approximately 45% and 51% of the Company's net sales for the years ended December 31, 1997 and 1996 were derived from sales of its Deconamine(r) products. The Company cannot predict the date Deconamine(r)SR status, mandated by the United States Food and Drug Administration, ("FDA") will change from a prescription product to an over-the-counter product. The Company, however, based upon information obtained currently from the FDA, believes the status will not change in the foreseeable future.

For the year ended December 31, 1997, three wholesale customers accounted for approximately 39% (15%, 12% and 12%) of net sales. For the year ended December 31, 1996, three wholesale customers accounted for approximately 37% (15%, 12% and 10%) of net sales.

One company manufacturing products for the Company accounted for approximately 19% and 16% of the Company's cost of goods sold for the years ended December 31, 1997 and 1996. Management believes it can obtain replacement manufacturing arrangements and that a loss of any or all of their vendors and/or manufacturers would not have a material effect on the Company.

The Company had export sales of approximately 13% and 11% of its net sales for the years ended December 31, 1997 and 1996, respectively.




 8.Net Income Per Common Share

 The Company computes income per share in accordance with Statement of Financial Accounting Standards No. 128 Earnings per Share (SFAS 128) which specifies the compilation, presentation and disclosure requirements for income per share for entities with publicly held common stock or potential common stock. The requirements of this statement are effective for interim and annual periods ending after December 15, 1997. All prior years were restated in accordance with SFAS 128.

 Basic net income per common share is determined by dividing the net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share is determined by dividing the net income by the weighted number of shares outstanding and dilutive common equivalent shares from stock options and warrants.

 9.Income Taxes

 The Company and Doak file a consolidated Federal income tax return.

 The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires, among other things, an asset and liability approach for financial accounting and reporting for deferred income taxes. In addition, the deferred tax liabilities and assets are required to be adjusted for the effect of any future changes in the tax law or rates. Deferred income taxes arise from temporary differences resulting in the basis of assets and liabilities for financial reporting and income tax purposes.

 10.Accounting for Stock Options

 Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," introduced a method of accounting for employee stock-based compensation plans based upon the fair value of the awards on the date they are granted. Under this fair value based method, public companies estimate the fair value of stock options using a pricing model, such as the Black Scholes model, which requires inputs such as the expected volatility of the stock price and an estimate of the dividend yield over the option's expected life. This statement gives entities a choice of recognizing related compensation expense by adopting the new valuation method or to continue to measure compensation using the intrinsic value approach under Accounting Principles Board ("APB") Opinion No. 25. The Company has adopted the APB No. 25 method of measurement (see Note G-2).

 11.Reclassifications

 Certain  reclassifications have been  made  to  the  prior  year
 financial  statements  in  order  to  conform  to  the   current
 presentation.



12. Using Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's estimate for chargebacks, rebates and the determination of useful lives of intangibles represent particularly sensitive estimates.

13. Chargebacks and Rebates

Chargebacks and rebates are based on the difference between the prices at which the Company sells its products (principally DECONAMINE(r)SR) to wholesalers and the sales price ultimately paid by the end-user (often governmental agencies and managed care
buying  groups) pursuant to fixed price contracts.   The  Company
records an estimate of the amount either to be charged back to the Company, or rebated to the end user, at the time of sale to
the   wholesaler.  Management  has  recorded   an   accrual   for
chargebacks and rebates of $1,150,000 and $1,565,000 at December 31, 1997 and 1996, respectively (included in accrued expenses), based upon factors including current contract prices, historical chargeback rates and actual chargebacks claimed. The amount of actual chargebacks claimed could differ (either higher or lower) in the near term from the amounts accrued by the Company.

The Company's analysis of the trend in actual chargebacks and rebates resulted in a decrease in the percentage used to adjust gross sales to net sales for the second quarter of 1997, resulting in increased net sales and net income of $45,000. Additionally, during the second quarter of 1997, the Company released approximately $229,000 of the previously established chargeback and rebate reserves, resulting in an increase to net sales and net income. During 1997 and 1996, the Company received monetary concessions of approximately $357,000 and $275,000, respectively from managed care vendors receiving rebates.


14.  New Accounting Standards

The Financial Accounting Standards Board released Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), governing the reporting and display of comprehensive income and its components, and Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No.
131), requiring that all public businesses report financial and descriptive information about their reportable operating segments. The Company will implement SFAS 130 and SFAS 131 as required in 1998. The impact of adopting SFAS No. 130 is not expected to be material to the consolidated financial statements. Management is currently evaluating the effect of SFAS No. 131 on the consolidated financial statement disclosures.




NOTE B - INTANGIBLE ASSETS

 Intangible assets are summarized as follows:

                                  1997                      1996
                                         Accumulated               Accumulated
                                Cost     Amortization     Cost     Amortization
Trademarks                 $ 16,324,790  $4,564,412   $16,905,140   $3,675,007
Patents                       1,327,454     919,080     1,327,454      735,517
Licenses                        124,886      59,280       124,886       46,800
Goodwill                      1,253,975     444,186     1,284,125      318,399
Covenants not to compete        162,140     162,140       162,140      160,486

                            $19,193,245  $6,149,098   $19,767,745   $4,936,209


Intangible  assets  arose principally from the  Doak  acquisition
(Note C) and the following transactions in 1992 through 1997.

 1. LUBRIN(r)

In December 1992, the Company acquired certain rights, including the trademark and patent, to the personal lubricating insert, LUBRIN(r) INSERTS ("LUBRIN(r)") and agreed for seven years not to compete with the Company with respect to the product LUBRIN"r". The Company and UPSHER-SMITH LABORATORIES, INC. ("UPSHER-SMITH"), have since entered into a manufacturing contract, renewable annually, to manufacture LUBRIN(r) for the Company.

Total  consideration  for the Company's  acquisition  of  LUBRIN(r)
consisted  of:   (i) $1 million, $500,000 of which  was  paid  at
closing, with the balance payable at a rate of 9% per annum, in 20 quarterly installments of $31,321 each, commencing on March 15, 1993; (ii) a 4% royalty on adjusted sales of LUBRIN(r) up to and including the first $5,000,000 and 3% of adjusted sales in excess of the first $5,000,000 through October 30, 1999; and
(iii) warrants to purchase up to 60,000 shares of the Company's Class A common stock at a price of $4.50 per share which expired on December 15, 1997. Of the total purchase price, $1 million was attributed to patents with an estimated life of seven years.

2.   TRANS-VER-SAL(r) Wart Products/GLANDOSANE(r)

On  March 30, 1993, the Company acquired from Tsumura Medical,  a
division   of   Tsumura  International,  Inc.,   all   technical,
proprietary and distribution rights to five specialized dermal patch products currently used in the treatment of warts ("TRANS-VER-SAL(r)") and a synthetic saliva aerosol product ("GLANDOSANE(r)") used to alleviate dry mouth caused by various treatments and illnesses.

Total consideration for the Company's acquisition of these products consisted of: (i) $1,300,000, of which $850,000 was paid at closing and the balance of $450,000 payable by the Company's promissory note at 7% per annum in twenty quarterly installments of $26,861; (ii) a 5.5% royalty on net sales of the products payable for a period of five years or until an aggregate $600,000 of royalty payments are made; (iii) approximately $170,000 paid for the acquisition ofinventory on hand; and (iv) warrants granted to purchase up to 150,000 shares of the Company's Class A common stock at $4.50 per share exercisable at any time
through March 30,  1998.   Of  the total purchase price, $866,250
was attributed to trademarks  with an estimated life of 20 years.

3.  DECONAMINE(r)

On December 10, 1993 (the "Closing Date"), in accordance with the terms and conditions set forth in the Purchase Agreement dated as of November 10, 1993, as amended (the "Purchase Agreement"), between Bradley Pharmaceuticals, Inc. and Berlex Laboratories, Inc. ("Berlex"), the Company acquired all technical, proprietary and distribution rights to an allergy and decongestant remedy called DECONAMINE(r) ("DECONAMINE(r)").

Specifically, the Company acquired customer receivables, net of chargebacks and rebates from sales of DECONAMINE(r) from the close of business on October 29, 1993 to the Closing Date; all DECONAMINE(r) inventory existing at the Closing Date; and all intellectual property rights, marketing materials, books and
records,   licenses   and  permits  and  goodwill   relating   to
DECONAMINE(r).

Total consideration for the Company's acquisition (after giving effect to imputed interest of approximately $1.6 million) was originally approximately $16.4 million (the "Purchase Price") and consisted of: (i) approximately $4.3 million, paid at closing, from the proceeds of a private placement (Note G-3), with an additional $1.7 million paid from proceeds of DECONAMINE(r) sales from November 1, 1993 to the date of closing; (ii) $0.4 million representing the standard costs of the inventory as of the close of business on October 29, 1993 (except for 50% of the inventory of the raw material active ingredient) paid 30 days from the Closing Date; (iii) the standard costs of 50% of the inventory of the raw material active ingredient paid 60 days from closing;
(iv) a non-interest-bearing note calling for payments of $2 million during December 1994, approximately $2.66 million each on the second, third and fourth anniversaries of the Closing Date;
and (v) $84,000 to be paid on the last day of each month beginning with January 1996, up to a maximum of $2 million if the effective date (plus grace period for compliance, if any) announced by the FDA publication with respect to the final "Monograph" for DECONAMINE(r) has occurred; and the Company has, prior to or during such month, expended funds for the purpose of preserving the prescription drug status of DECONAMINE(r).

During   the   fourth  quarter  of  1995,  the  Company   accrued
approximately $1,512,000 representing 18 months of payments pursuant to item (v) above as the minimum amount it determined to be payable prior to DECONAMINE(r) coming off prescription status. During the first quarter of 1996, an additional $252,000 was accrued, representing an additional three months of payments.



On January 5, 1996, the Company and Berlex amended the agreement to provide for the following:

       The $2.67 million due on December 9, 1995 was rescheduled
  to  provide  a  payment of $800,000 in February  1996  and  the
  remainder  to  be  paid on June 30, 1996.   All  payments  were
  collateralized by the Company's accounts receivable and inventory until after the June 30, 1996 payment was made.

       The $84,000 monthly payments described in item (v) above became payable beginning in January 1, 1998.

       Interest accrued on the deferred $2.67 million payment at prime plus 4%. Interest accrued on the $84,000 per month beginning February, 1996 at prime plus 2%.

On December 23, 1996, the Company and Berlex further amended the agreement to provide the following:

The Company was to make payments of $250,000 each on December 23, 1996, December 31, 1996, January 30, 1997 and February 18, 1997;
$700,000 was due on March 17, 1997; $1.0 million was due on May 15, 1997; and $100,000 per month was due June 15, 1997 through January 15, 1998. $500,000 of the $1,200,000 due Berlex for the period January 1997 through March 1997 was paid through March 1997. A one-month extension until April 15, 1997 was granted by Berlex for the March 1997 payment.

The Company also issued to Berlex 1,000,000 Class A shares (approximately 13% of the new public float of 7.7 million shares) with a then market value of $1,125,000, which the Company caused to be registered with the Securities and Exchange Commission.

The difference between the carrying amount of the obligation to Berlex and the amount of consideration to be paid under the December 23, 1996 amendment represents a reduction in the net purchase price of DECONAMINE(r) pursuant to the December 1996 amended agreement, amounted to $2,413,000 and was recorded as a reduction of the intangible assets.

On September 19, 1997 (the "Closing"), the Company consummated the negotiated settlement of all of its outstanding obligations to Berlex by amending the purchase agreement. Immediately prior to the Closing, the Company was indebted to Berlex in the approximate aggregate amount of $2.5 million.

At the Closing, in satisfaction of all outstanding obligations owing to Berlex, and in consideration of Berlex's release of its lien covering the Company's accounts receivable, the Company (i) paid to Berlex $1.15 million in cash, plus accrued interest (the "Cash Payment"), (ii) issued to Berlex 450,000 shares of Class A Common Stock (which, when added with the other shares of Class A Common Stock previously issued to Berlex represented, at the time of issuance, approximately 19% of the outstanding Class A Common Stock of the Company) and (iii) agreed to issue to Berlex, when permissible in accordance with applicable state corporate law, warrants entitling Berlex to purchase, under certain conditions, up to an additional 750,000 shares of Class A Common Stock with an exercise price of $1.25 per share. These warrants are subject to certain anti-dilution provisions and expire two years after issuance, but may be extended under certain conditions.








The difference between the carrying amount of the obligation to Berlex and the total consideration specified by the September 19, 1997 amendment amounted to $572,000 and was recorded as a reduction in the net purchase price of DECONAMINE(r), and will be recorded as a reduction to the intangible assets.

In   conjunction  with  the  final  amendment  to  the   purchase
agreement, the Company revised its estimate of the useful life of
DECONAMINE(r).   Based  on  various changes in  circumstances,  the
Company determined that a useful life of 25 years (21 years from the date of the final amendment) is appropriate. This change in estimate resulted in a reduction of amortization expense of approximately $100,000 for the quarter and year ended December 31, 1997.

4.  ADEFLOR M(r) and PAMINE(r) Acquisitions

In  February  1994, the Company acquired from The Upjohn  Company
("Upjohn"),  all  United  States  manufacturing,  packaging   and
proprietary rights, including all trademarks, registrations, marketing data, and customer lists of ADEFLOR M(r), a vitamin and
mineral    tablet    with   fluoride,   and   PAMINE(r)    tablets,
methscopalamine bromide, used in connection with the treatment of peptic ulcers. In consideration therefore, the Company agreed to pay Upjohn $225,000, $50,000 at closing, with the remaining $175,000 payable in equal quarterly installments of $25,000, each commencing on June 30, 1994. In addition, the Company agreed to pay Upjohn an 8% royalty against net sales of these products through February 1, 1996, and a 4% royalty thereafter until February 1, 2004. In 1996, the Company and Upjohn entered into an  agreement whereby the Company paid Upjohn $25,000 in lieu  of
royalty  payments accruing on or after December  31,  1996.   The
Company further agreed to purchase from Upjohn, at approximately Upjohn's cost, all salable inventory of ADEFLOR M(r) and PAMINE(r) existing at the closing date.

5.  CARMOL(r) Acquisition

In  June  1994,  the Company acquired from Syntex  (U.S.A.)  Inc.
("Syntex")   all   manufacturing,  packaging,  quality   control,
stability, drug experience, file history, customer lists and marketing rights, titles and interests, including all U.S. trademarks to CARMOL(r) 10 and CARMOL(r) 20 (nonprescription total body moisturizers) and CARMOL(r) HC (a prescription moisturizer
containing   hydrocortisone)   (the   "CARMOL   Products").    In
consideration  for this acquisition, the Company  agreed  to  pay
Syntex  $450,000,  $150,000 of which was paid  at  closing.   The
remaining   $300,000  is  payable  in  three  (3)  equal   annual
installments of $100,000 each, commencing on June 10,  1995.   In
addition, the Company agreed to pay Syntex a 3% royalty on sales of the CARMOL Products, commencing June 10, 1997 for a period of seven years.

6.  ITG LABORATORIES, INC. Investment

Effective  June  15,  1995,  the Company  entered  into  a  Stock
Purchase  and Distribution Agreement with ITG Laboratories,  Inc.
("ITG"), a product research company headquartered in Atherton, CA and Yavne, Israel, whereby:

The  Company  purchased approximately 17% of  the  stock  of  ITG
(approximately  1,000,000 shares) for 100,000 shares  of  Bradley
Class A Common Stock, which was distributed during August 1995, and $150,000.

The Company was appointed exclusive U.S. distributor for all of ITG's Omiderm products, including ITG's Synthetic Polyurethane Wound Dressing. Omiderm is a clinically proven, unique wound dressing line which allows permeability of water, oxygen and aqueous medications, while maintaining a sterile environment for healing by preventing microbial invasion. The value of consideration for this acquisition was $565,625 and is included as a reduction of stockholders' equity on the accompanying consolidated balance sheet.

During 1996, the Company and ITG entered into an agreement that resulted in an unwinding of this transaction, and the recording of a $90,000 loss, and that provided for the following:

The Company delivered the 1,000,000 shares of ITG stock to ITG.

ITG  delivered  the 100,000 shares of Bradley stock  and  $60,000
(payable by ITG through April 1998) to Bradley.

Bradley retained its nonexclusive U.S. distribution rights for the Omiderm products.

7.  ACID MANTLE(r) Acquisition

In May 1996, the Company acquired from Sandoz Pharmaceuticals Corp. ("Sandoz") the trademark rights to the ACID MANTLE(r) skin
treatment  line,  including  the  manufacturing,  marketing   and
distribution rights within the United States and Puerto Rico. In consideration for this acquisition, the Company agreed to pay
Sandoz  $900,000,  of which $250,000 was paid  at  closing.   The
remaining $650,000 is payable in installments of $250,000 in  May
1997  and $100,000 per year from May 1998 through May 2001.   The
Company also purchased Sandoz's entire inventory of ACID MANTLE(r) salable products and raw material.

The majority of the Purchase Price was attributed to trademarks with an estimated life of 15 years.


NOTE C - ACQUISITION OF DOAK PHARMACAL CO., INC.

In 1994, 67.7% of the shares of Doak Pharmacal Co., Inc. ("Doak"), for approximately $929,000. Doak was a publicly traded company engaged in the manufacture and sale of cosmetic dermatologic products and pharmaceutical dermatologic products. The acquisition was accounted for as a purchase. Goodwill resulting from this purchase totaling approximately $640,000 is being amortized over ten years.

In January 1995, the Company consummated the merger of Doak with the Company, pursuant to which the Company acquired substantially all of the remaining outstanding shares of Doak (at the same $1.74 per share price as the initial acquisition) for a total of approximately $420,000, of which approximately $335,000 was paid through March 15, 1996 (representing the Doak shares forwarded to the Company for redemption to date). Subsequently, the Company acquired certain minor additional shares of Doak which are recorded as additional goodwill.



NOTE D - INCOME TAXES

The provision for income tax expense (benefit) is as follows:

                                            Year ended     Year ended
                                           December 31,   December 31,
                                               1997           1996
    Current
       Federal                              $  395,000     $   950,000
        State                                   76,500         193,000
                                            ----------     -----------
                                            $  471,500     $ 1,143,000

    Utilization of net operating loss
    carryforwards
       Federal                                (378,000)     ( 895,000)
       State                                   (35,000)       (98,000)
                                            -----------    ----------
                                              (413,000)      (993,000)
                                            -----------    ----------
                                           $    58,500    $   150,000
                                            ===========    ==========

The following is a summary of the items giving rise to deferred tax benefits at December 31, 1997 and 1996.

                                               1997           1996
    Current
       Allowance for doubtful accounts       $ 23,000       $ 26,000
         Allowance on sales                   226,000        286,000
         Inventory reserves and               100,000        124,000
    capitalization
         Accrued expenses                       -0-          93,000

                                              349,000        529,000

  Long-term
         Net operating loss carryforward      191,000        307,000
         Alternative minimum tax credit       181,000        188,000
         Amortization of intangibles and      340,000        352,000
    fixed assets
                                              712,000        847,000
    Total deferred tax assets                1,061,000      1,376,000

    Less valuation allowance                (1,061,000)    (1,376,000)
                                           $ -----------  $   ---------
                                                 -             --




A valuation allowance has been recorded at December 31, 1997 and 1996 reflecting the uncertainty of the future utilization of these tax benefits.

The difference between the actual Federal income tax expense and the amount computed by applying the prevailing statutory rate to income before income taxes is reconciled as follows:

                                    Year ended      Year ended
                                     December        December
                                      31,1997        31,1996

    Tax at statutory rate               34.0%          34.0%
    State income tax expense,
    net of Federal tax effect            2.8            3.5
    Change in valuation
    allowance and previously
    unrecorded benefits                (32.6)         (31.5)
    Other                                1.9            2.6

    Effective tax rate                   6.1 %          8.6 %


The Company has a net operating loss carryforward for Federal income tax purposes of $ 215,000, which will expire in 2010.

Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss and other credit carryforwards when an ownership change, as defined by the tax law, occurs. Generally, this occurs when a greater than 50 percentage point change in ownership occurs. Accordingly, the actual utilization of the net operating loss carryforwards and other deferred tax assets for tax purposes may be limited annually to the percentage (about 6%) of the fair market value of the Company at the time of any such ownership change.


NOTE E -REVOLVING CREDIT FACILITY AND LONG-TERM DEBT

In order to raise the funds necessary for the Company to make the Cash Payment to Berlex (See Note B), the Company entered into a $3 million revolving credit facility with The CIT Group/Credit Finance Inc. ("CIT"). Advances under this facility are calculated  pursuant  to  a  formula  which  is  based  upon  the
Company's then "eligible" accounts receivable and inventory levels. This line of credit has an initial term of three years and is renewable for successive periods of two years each. The credit facility requires an annual facility fee and is subject to an unused credit line percentage fee. Interest accrues on amounts outstanding under this facility at the rate equal to the prime rate of interest from time to time announced by The Chase Manhattan Bank as its prime rate of interest plus 2 1/4%. The Company's obligations under this credit facility have been collateralized by the grant by the Company to CIT of a lien upon, and the pledge of a security in, all of the Company's inventory, accounts receivable, intangible assets (subject to prior lien) and other assets. The credit facility contains certain covenants and restrictions and a limited personal guaranty by Daniel Glassman, the Company's Chairman and Chief Executive Officer.

Long-term debt consists of the following:

                                              1997          1996

    Installment note due 2001 (a)            $85,001     $  118,989
    Installment note due 1997 (b)               -           118,542
    Installment note due 1998 (c)             26,399        151,738
    Installment note due 1997 (d)               -         2,879,882
    Installment note due 1997 (e)               -            98,282
    Installment note due 2001 (f)            320,448        520,957
    Other installment notes and capital        1,701         87,143
    lease obligations
                                             -------      ---------
                                             433,549      3,975,533
    Less:  current maturities               (169,143)    (3,444,569)

                                           $  264,406   $   530,964


(a) The  note,  which originated in August 1991 in  connection with the acquisition of a trademark (DUADACIN(r)), calls for interest only, at the rate of 10% commencing August 1992,
    and   quarterly  installments  consisting  of  principal  and
    interest in the amount of $6,865 for the eight-year period commencing November 1993. This note is collateralized by the trademark assigned to the Company.

(b) The note payable, which originated in December 1992 and was repaid in 1997 in connection with the acquisition of a patent and trademark (LUBRIN(r)), bears interest at the rate of 9% with quarterly installments consisting of principal and interest in the amount of $31,321.

(c) The  note  payable, which originated in March  1993  in
    connection with the acquisition of trademarks and a patent (TRANS-VER-SAL(r)/GLANDOSANE(r)), bears interest at the rate of
    7%  and  is payable in 20 equal quarterly     installments  of
    $26,861.   The seller has been granted a security interest  in
    the  assets  acquired  by  the Company.   The  Company  is  in
    default of this note for failure to make timely payments.

(d) The  note  payable,  which originated  in  December  1993  in
    connection    with   the   acquisition   of    a    trademark
    (DECONAMINE(r)),  was non-interest-bearing.   Pursuant  to  the
    renegotiated terms (Note B), the note was satisfied in full in 1997.

(e) The note payable, which originated in June 1994 and was repaid in 1997,in connection with the acquisition of trademarks (CARMOL(r)), was non-interest-bearing and was payable in annual installments of $100,000 commencing June 1995. Interest at an annual rate of 7% was imputed for this note.

(f) The note payable, which originated in May 1996 in connection with the acquisition of trademarks (ACID MANTLE(r)) is non interest bearing and is payable in installments of $250,000 in May 1997, and $100,000 each per year from May 1998 through 2001. Interest at an annual rate of 9.5% has been imputed for this note. The seller has been granted a security interest in the assets acquired by the Company.


 The annual maturities of long term debt is $103,000 due in 1999, $113,000 due in 2000 and $48,000 due in 2001. Because of the nature of the Company's debt, it is impractical to determine its fair value.


NOTE F - RELATED PARTY TRANSACTION

During the years ended December 31, 1997 and 1996, the Company received administrative support services (consisting principally of advertising services, mailing, copying, data processing and other office services) which were charged to operations from Banyan Communications Group, Inc. ("Banyan"), an affiliate, in the amount of $135,000 and $280,000, respectively. At December 31, 1997, the Company owed Banyan $2,897.

NOTE G -SHAREHOLDERS' EQUITY

 The Company's authorized shares of common stock are divided into two classes, of which 26,400,000 shares are Class A common stock and 900,000 shares are Class B common stock. The rights, preferences and limitations of the Class A and the Class B common stock are equal and identical in all respects, except that each Class A share entitles the holder thereof to one vote upon any and all matters submitted to the shareholders of the Company for a vote, and each Class B share entitles the holder thereof to five votes upon certain matters submitted to the shareholders of the Company for a vote.

Both Class A common stock and Class B common stock vote together as a single class upon any and all matters submitted to the shareholders of the Company for a vote, provided, however, that the holders of Class A common stock and holders of Class B common stock vote as two separate classes to authorize any proposed amendment to the Company's Certificate of Incorporation, which affects the rights and preferences of such classes. So long as there are at least 325,000 shares of Class B common stock issued and outstanding, the holders of Class B common stock vote as a separate class to elect a majority of the directors of the Company (who are known as "Class B Directors"), and the holders of Class A common stock and voting preferred stock, if any, vote together as a single class to elect the remainder of the directors of the Company.

The Board of Directors may divide the preferred stock into any number of series, fix the designation and number of shares of each such series, and determine or change the designation, relative rights, preferences and limitations of any series of preferred stock. The Board of Directors may increase or decrease the number of shares initially fixed for any series, but no such decrease shall reduce the number below the number of shares then outstanding and shares duly reserved for issuance.

1.  Stock Repurchase Plan

In January 1997, the Company announced a program to repurchase up to 5% of the outstanding Class A common stock in open market transactions over the next 24 months. These shares will be held in Treasury by the Company to be used for purposes deemed necessary by the Board of Directors, including funding company matching contributions to the 401(k) Plan. During 1997, the Company acquired 146,008 shares at a cost of $ 231,198, net.

2.  Stock Option Plan

The Board of Directors has adopted the 1990 Stock Option Plan, reserving 1,500,000 shares of Class A common stock for issuance. The number of shares reserved for issuance was increased to 2,600,000 in 1996 (see Note G-6). The plan will expire on January 31, 2000, but options may remain outstanding past this date.







The number of shares covered by each outstanding option, and the exercise price, must be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares, stock split, or the payment of a stock dividend, and are summarized as follows:

                                                     Weighted
                                                     Average
                                      Number of      Exercise
                                       Options        price

 Balance, December 31, 1995           1,637,328       $3.42
 Granted                                265,391       $1.32
 Exercised                                 -            -
 Canceled                             (423,354)        1.72

 Balance, December 31, 1996           1,479,365       $1.34
 Granted                                 68,000        1.25
 Exercised                              (31,500)       1.39
 Canceled                              (174,740)       1.51

Balance, December 31, 1997            1,341,125       $1.32

As of December 31, 1997, options outstanding for $1,243,000 shares were exercisable at prices ranging from $.68 to $3.65, and the weighted remaining contractual life was 4.9 years. As of December 31, 1996, options outstanding for 1,177,236 shares were exercisable at prices ranging from $.68 to $3.65, and the weighted remaining contractual life was 4.9 years. Compensation cost charged to operations, which the Company records for options granted to nonemployees, was none and $58,000 in the years ended December 31, 1997 and 1996, respectively. There were 131,645 options outstanding to nonemployees at December 31, 1997, of which 128,145 were exercisable. There were 232,805 options outstanding to nonemployees at December 31, 1996, of which 211,697 were exercisable.


The following table summarizes option data as of December 31, 1997:


                    Number      Weighted     Weighted    Number     Weighted
                  Outstanding   average      average   Exercisable  Average
      Range of      as of       remaining    exercise    as of      Exercise
      exercise   December 31,  contractual     price   December 31,   Price
       prices        1997         life                  1977
                   (in                                    (in
                 thousands)                             thousands)
  $  .68 - 1.40      691           5.5         $1.19       613       $1.18
    1.41 - 3.65      518           3.0          1.49       498        1.50
                     ---                                   ---
                   1,209                                 1,111



               Bradley Pharmaceuticals, Inc. and Subsidiaries


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31,1997 AND 1996



The Company measures compensation in accordance with the provisions of APB Opinion No. 25 in accounting for its stock compensation plans. Accordingly, no compensation cost has been recorded for options granted to employees or directors in the years ended December 31, 1997 and 1996. The fair value of each option granted has been estimated on the grant date using the Black-Scholes Option Valuation Model. The following assumptions were made in estimated fair value:

      Dividend yield                                 0%
      Risk-free interest rate                        6.0%
      Expected life after vesting period
     Directors and officers                          4 years
     Others                                          2 years
      Expected volatility - through December 1,      60%
      1995
     December 2, 1995 - through December 31, 1997    90%


Had compensation cost been determined under SFAS No. 123, net income and net income per share would have been as follows:

                                     Year ended  December 31,
                                        1997            1996
      Net income
     As reported                     $ 906,406       $1,598,507
     Pro forma for SFAS No. 123        783,702        1,206,544
      adjustment

      Net Income per share
     As reported                   $        .11   $          .22
     Pro forma for SFAS No. 123             .09              .17
     adjustment





The  weighted  average fair value of options granted during  1997 and 1996 was $ .69 and $ .83,  respectively.

During 1996, the Company allowed holders of stock options to reprice their options at then prevailing market prices. Repriced options were included as new grants for purposes of determining SFAS No. 123 compensation cost and the weighted average fair value of options granted during the year. The weighted average exercise price of repriced options was $1.46.

The weighted average fair value and weighted average exercise price of options granted in 1996, for which the exercise price equals the market price on the grant date, were $.83 and $1.42, respectively. The weighted average fair value and weighted average exercise price of options granted in 1996, for which the exercise price exceeded the market price on the grant date were $.84 and $1.41, respectively. For the year ended December 31, 1997, the exercise price of all options equalled the market price on the grant date.

In November 1993, the Company granted options to purchase an aggregate of 447,500 shares of Class A common stock at option prices of $2.3125-$2.5438 per share for a period of five to ten years. The grant of these options was conditional upon a portion (447,500 shares) of the shares being granted as options to persons who have placed their shares in escrow should those original escrow shares be lost due to their inability to accomplish the release of the shares from escrow. Management attained the required earnings level in 1994 and accordingly the Company has obtained the release of the escrow shares. These options were therefore canceled. Certain of these escrow shares were subsequently returned to the Company and retired (Note G-5) and the Company has issued new options.

During the initial phase-in period of SFAS No. 123, such compensation expense may not be representative of the future effects of applying this statement.

3.  Private Placement of the Company's Securities

In December 1993, the Company completed a private placement of its securities, issuing an aggregate of 160 units at $45,000 per unit. The net proceeds to the Company, after commissions and expenses of $1,014,063, were $6,185,937. Each unit consists of 24,000 shares of the Company's Class A stock and 12,000 Class D warrants. Each Class D warrant entitled the bearer to purchase one share of Class A stock at a cost of $3 per share and expired December 1996. In addition, the placement agent received an option to purchase an additional 40 units through December 1998.




4.  Reserved Shares

The following table summarizes shares of common stock reserved for issuance at December 31, 1997, as adjusted for the dilutive effect of the private placement of the Company's securities:

                                                      Number
                                                     of shares
       Reserved for                                   issuable

      Warrants to Tsumura for products acquired
      (expiring
      March, 1998)                                     150,000
      Placement agent's options to purchase
      private placement units
     (expiring December, 1998)                         960,000
      1990 Stock Option Plan                         1,341,125

                                                     2,451,125

5.  Escrow Shares

During fiscal 1993, certain members of the Board of Directors and certain other parties were conditionally granted options to purchase an aggregate of 447,500 shares of Class A common stock. These options were canceled effective January 1, 1995, due to the release of 450,000 shares of the Company's Class B common stock held in escrow to such members of the Board of Directors and other persons upon the Company achieving certain financial performance tests in fiscal 1994.

On November 2, 1995, the Company announced that 450,000 shares of the Company's Class B common stock released from escrow to certain members of the Board of Directors of the Company and other persons upon achieving certain financial performance tests in fiscal 1994 were to be voluntarily returned to the Company and retired. The three members of the Board of Directors who directly received escrow shares have agreed to return such shares to the Company (418,035 of the total 450,000). The other parties have been contacted by the Company and asked to voluntarily return their 31,965 escrow shares. During 1995, two directors returned 364,467 escrow shares to the Company. During 1996, the third director returned 53,568 escrow shares and other parties returned a total of 10,323 escrow shares.

As a result of the Company's determination to have such escrow shares voluntarily returned to the Company and retired, the Company has granted to such members of the Board of Directors options to purchase 428,358 shares of Class A common stock at an exercise price equal to the fair market value of the shares on the date the escrow shares were returned to the Company.

6.  Reissuance of Class B Shares

On June 2, 1997, the Board of Directors of the Company authorized the issuance of 254,311 shares of Class B common stock (the "New Class B Stock") to Daniel Glassman. The New Class B Stock was issued to Daniel Glassman in consideration for, among other things, Daniel Glassman's delivery to the Company, for cancellation, of 254,311 shares of Class A common stock of the Company. The issuance of the New Class B Stock to Daniel



Glassman was the result of the Board of Directors' decision to restore management status quo following the Board's recently learning that Daniel Glassman had pledged (the "Pledge"), in April 1995, 254,311 shares of Class B common stock then owned by Daniel Glassman (the "Pledged Shares") to secure certain obligations of Daniel Glassman to an unaffiliated third-party lender. Daniel Glassman has delivered to the Company a letter in which he states that the Pledge was an inadvertent error on his part and that had he been aware of the potential ramifications of the Pledge, he would have pledged other collateral to secure the obligations in question.

Pursuant  to  the  Company's  Certificate  of  Incorporation,  as
amended (the "Charter"), the Pledged Shares automatically converted into shares of Class A common stock upon the Pledge by Daniel Glassman. Consequently, the number of outstanding shares of Class B common stock following the Pledge was reduced from 431,552 shares to 177,241 shares. Pursuant to the Charter, holders of the Company's Class B common stock are entitled to elect a majority of the Company's directors so long as there are at least 325,000 shares of Class B common stock issued and outstanding; otherwise, all holders of Class A and Class B common stock, voting as a single class, are entitled to elect all of the Company's directors. During November 1995, and pursuant to matters unrelated to the Pledge, an aggregate of 428,358 other shares of Class B common stock were returned to, and retired by, the Company (see Note G-5). As a result thereof, the number of outstanding shares of Class B common stock fell below the aforementioned 325,000 share threshold. In light of the Company's being unaware of the Pledge, holders of the Company's Class A and Class B common stock, voting as separate classes, elected two directors and three directors, respectively, at the Company's Annual Stockholders' Meeting held in May 1996 (the "1996 Annual Meeting"), rather than voting together as a single class to elect all of the Company's directors. Accordingly, since the 1996 Annual Meeting, only the two directors of the Company elected by the holders of the Class A common stock (the "Class A Directors") have been duly and validly elected. Prior to June 3, 1997, the Company's By-Laws stated that the Company shall have three directors. Since their election by stockholders at the 1996 Annual Meetings, the two Class A Directors, each of whom was an independent director, voted in favor of all matters approved by the Board of Directors. Prior to the authorization of the issuance of the New Class B Stock to Daniel Glassman, the Class A Directors appointed David Hillman, Secretary of the Company, as the third director of the Company.

Since the issuance of the New Class B Stock to Daniel Glassman caused the number of issued and outstanding shares of Class B common stock to increase to 431,552 shares (above the 325,000 share threshold set forth in the Company's Charter), the holders of Class B common stock became entitled to elect a majority (consisting of three) of the Company's directors. Following the issuance to Daniel Glassman of the New Class B Stock, the directors of the Company amended the Company's By-Laws to provide that the Board of Directors shall be comprised of five persons and the holders of the outstanding Class B common stock, acting separately as a class in accordance with the Company's Charter, elected, by majority written consent in lieu of a meeting, Daniel Glassman and Iris Glassman as directors of the Company and David Hillman was designated as a director by the holders of the Class B common stock.

At a Special Meeting of Stockholders held in August 1996, it was reported that an amendment (the "Option Plan Amendment") to the Company's 1990 Stock Option Plan, as amended (the "Plan"), had been approved by stockholders increasing, from 1,500,000 shares to 2,600,000 shares, the number of shares of Class A common stock authorized for issuance under the Plan. Given the ramifications of the Pledge, and, in particular, that the 254,311 Class B shares voted in favor of the Option Plan Amendment by Daniel Glassman were counted as 1,271,555 votes (giving effect to the 5:1 voting power attributable to Class B shares) but should have been counted as only 254,311 shares of Class A common stock voting in favor of the Option Plan Amendment, there was an insufficient number of shares of common stock of the Company voting to approve the Option Plan Amendment. Accordingly, the Board of Directors has determined to treat the Option Plan Amendment as having been rejected by the Company's stockholders. Options under the Plan to acquire an aggregate of 140,000 shares of Class A common stock granted by the Company in reliance upon the Option


Plan Amendment having been approved by stockholders have been returned voluntarily to the Company by the relevant optionees for cancellation. As a consequence of believing, in good faith, that the Option Plan Amendment had been approved by stockholders, between August 15, 1996 and December 31, 1996, there were outstanding options to acquire under the Plan in excess of 1,500,000 shares of Class A common stock. As a result of options to acquire an aggregate of 423,354 shares of Class A common stock under the Plan being canceled during 1996 due to optionees leaving the employ of the Company, there are outstanding, as of December 31, 1997, options to acquire an aggregate of 1,489,845 shares of Class A common stock under the Plan. At a Special Meeting of Stockholders held in August 1997, an amendment to the Company's 1990 Stock Option Plan, as amended, was approved by stockholders increasing, from 1,500,000 shares to 2,600,000 shares, the number of shares of Class A Common Stock authorized for issuance under the Plan.

NOTE H - COMMITMENTS AND CONTINGENCIES

1.  Leases

The Company leases office facilities in Fairfield, New Jersey from Daniel and Iris S. Glassman, directors and shareholders of the Company, and in Westbury, New York.

The lease on the Fairfield, New Jersey facility is for a period from August 1, 1997 to July 31, 1998 for 14,120 square feet of office and warehouse space, with an option to renew and also includes payments of electric, water and sewer and the allocated portion of the real estate taxes. Rent expense, including an allocated portion of real estate taxes, was approximately $194,000 and $176,000 for the years ended December 31, 1997 and 1996, respectively.

The term of the lease occupied by Doak in Westbury, New York is through January 31, 1999 and contains a monthly rental payment of $5,000. From May 1994 to October 1994, the lease payments for such property were suspended pending further investigation of the environmental matters discussed below.

Approximate aggregate minimum annual rental commitments, including rent and real estate taxes, are as follows: $173,000 for 1998 and $5,000 for 1999. Total rent expense for the years ended December 31, 1997 and 1996 was $312,000 and $301,000, respectively.

2.  Research and Development Agreement

The  Company  is required to file an ANDA with the  FDA  for  its
DECONAMINE(r) SR  product.   The cost of developing  the  necessary
studies for this application is estimated to be approximately $900,000. The Company completed the first phase of these studies at a cost of approximately $150,000. The Company has entered the second phase of these studies at a cost of $150,000 of which $75,000 has already been charged to operations as of the date of this document. Following the completion of the second phase, the project will be deferred until the regulatory and competitive environment warrants completion.

However,  these research and development projects are subject  to
the   Company  either  generating  sufficient  cash  flows   from
operations or obtaining requisite financing from outside sources, of which there can be no assurance. Therefore, the Company cannot at this time reasonably anticipate the timing of the expenditure of funds for these purposes. The inability of the Company to further develop and/or file the necessary ANDA for DECONAMINE(r) SR would have a material adverse effect on the Company.




3.  Environmental Matters

On April 8, 1994, the Company was apprised by the New York State Department of Environmental Conservation ("NYSDEC") that Doak's current leased manufacturing facility located on adjoining parcels at 62 Kinkel Street and 67 Sylvester Street, Westbury, New York and former leased facility located at 128 Magnolia Avenue, Westbury, New York are located in the New Cassel Industrial Area, which has been designated by the NYSDEC on the Registry of Inactive Hazardous Waste Sites (the "Registry"). The real property on which Doak's current manufacturing facility is situated is owned by and leased to the Company by Dermkraft, Inc., an entity owned by the former controlling shareholders and officers of Doak.

On February 7, 1995, the Company was apprised by NYSDEC that the current manufacturing facility will be excluded from the Registry. By letter dated April 21, 1995, the NYSDEC notified the Company that it intended to investigate the Company's current manufacturing facility to determine if hazardous substances had previously been deposited on that property. By letter dated October 24, 1995, NYSDEC notified Dermkraft, Inc. that the Company's current manufacturing facility is included in or near an inactive hazardous waste site described as "Kinkel and Sylvester Streets" and that NYSDEC intends to conduct a Preliminary Site Assessment to study the site and immediate vicinity. The Company has been advised that NYSDEC has made a preliminary determination to include the 62 Kinkel Street portion of the current manufacturing facility on the Registry and that the 67 Sylvester Street portion of the facility will not be included, but those determinations could change before they are finalized. Thereafter, by letter dated May 3, 1996 and addressed to Dermkraft, Inc., the NYSDEC notified Dermkraft that the site at 62 Kinkel Street has been listed on the Registry due to the presence of trichloroethylene ("TCE") in soils and groundwater due to the use of TCE by LAKA Tools and Stamping and LAKA Industries, a former tenant from 1971 through 1984. The NYSDEC documents refer to Doak Dermatologics as the current tenant but do not refer to any activities of Doak Dermatologics or the Company as a basis for the listing in the Registry. The Company cannot at this time determine whether the cost associated with the investigation and required remediation, if any, of the current manufacturing facility will be material. With respect to the former manufacturing facility on Magnolia Avenue, which remains designated by the NYSDEC as part of the Registry, management believes that Doak will not be obligated to contribute to any remediation costs, if any are required.

4.  Consulting Agreements

The Company entered into consulting agreements with the sellers of Doak that provide for monthly payments of $8,333 from April 1994 through March 1997. The amounts due under such agreements have been accrued for at December 31, 1995, as the parties have ceased providing services.

5.  Legal Proceedings

The Company and Doak have been named defendants in a lawsuit filed November 29, 1996. The complaint alleges that the Company and Doak were negligent in their hiring and supervising an employee who in turn allegedly assaulted the plaintiff. The complaint seeks $600,000 in compensatory and $1,000,000 in punitive damages. The Company believes that it has meritorious defenses.






6.  Trans CanaDerm Settlement

On June 5, 1996, Trans CanaDerm, Inc. ("Trans CanaDerm"), Louis Vogel ("Vogel"), the former controlling stockholder of Trans CanaDerm, and other former stockholders of Trans CanaDerm
(collectively, "Plaintiffs") commenced an action against the Company and its subsidiary, Doak Dermatologics ("Doak"), in the
United States District Court for the Southern District of New York, 96 Civ. 4175 (JFK). The complaint alleged that in 1957 Doak and Vogel entered into an agreement (the "Agreement") under which Vogel was given the sole and exclusive right to distribute Doak's products in Canada, which Agreement was thereafter assigned by Vogel to Trans CanaDerm. In May 1996, Vogel and the other Trans CanaDerm stockholders sold their stock in Trans CanaDerm to Stiefel Canada, Inc. ("Stiefel"), a competitor of the Company. Shortly thereafter, the Company and Doak terminated the Agreement. The complaint alleged: (i) that the termination was wrongful, (ii) that the Company and Doak tortiously interfered with the contract between the former stockholders and Stiefel, and (iii) that the Company and Doak should be equitably stopped from terminating the Agreement. The complaint sought an injunction restraining the Company and Doak from terminating the Agreement and compensatory and punitive damages in unspecified amounts.

On September 30, 1996, the Company and Doak entered into a settlement agreement with the Plaintiffs. Pursuant to the settlement, the Company received $2 million relating to the sale of the Company's independent Canadian distributor, Trans CanaDerm, Inc., of which the Company did not have an ownership position, to Stiefel, a competitor of the Company, and the Company transferred to Trans CanaDerm all of the Company's rights, title and interest in certain Doak products in Canada. Direct expenses related to this transaction were $354,868.

Trans CanaDerm currently distributes several Doak products, as well as other unrelated brands in Canada, and by virtue of the foregoing transfer and payment, Trans CanaDerm will continue to market the Doak product line in Canada. Trans CanaDerm also has agreed to continue to purchase certain materials used in connection with the manufacture of the transferred Doak products through December 31, 1997.

7.  Defined Contribution 401(k) Plan

Effective January, 1997, the Company established a defined contribution 401(k) plan whereby the Company matches employee contributions up to 25% of the employee's first 6% of contributions with shares of the Company's Class A common stock. Contributions of $28,600 were charged to expenses for the year ended December 31, 1997.